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                          May 22, 2024

       Edward H. Murphy
       Chief Executive Officer
       IZEA Worldwide, Inc.
       1317 Edgewater Dr., #1880
       Orlando, FL 32804

                                                        Re: IZEA Worldwide,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 15, 2024
                                                            File No. 333-279424

       Dear Edward H. Murphy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services